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                           VARIABLE ANNUITY AMENDMENT

In the case of a conflict with any provision of the Contract, the provisions of this Amendment will control.

The Contract is amended as follows:

Crediting of Interest on Fixed Account

The following paragraph is added:

Interest rates for each quarter will be declared and made available reasonably in advance of that quarter. We may also declare in advance, for specific designated periods of time during the year, additional interest guarantees in excess of guaranteed interest rate(s).

Waiver of Contingent Deferred Sales Charge CDSC

The withdrawal of a portion of the Contract Value or the surrender of this Contract, will be allowed prior to the Annuity Commencement Date, without being subject to a CDSC, if the withdrawal is for one of the following reasons:

a.   Each withdrawal of the Free Withdrawal Amount;

b. Withdrawal or surrender due to the Owner's or Annuitant's death, disability, as defined by the Code, retirement or separation of service, excluding separation of service due to Plan termination, plant shutdown or any other program instituted by the employer which would reduce the work force by more than 20%;

c.   Withdrawal or surrender due to the annuitization of the Contract;

[d. Withdrawal or surrender due to the Owner's or Annuitant's financial hardship as defined by the Code and, if applicable, certified by the employer;]

[[e.] Withdrawal or surrender due to an unforeseeable emergency as defined by the Code; and if certified by the employer;]]

[[f.] Withdrawal or surrender of the value in the Variable Subaccounts when transferred to a provider approved by the Plan sponsor.]]

[g.] Withdrawal or surrender pursuant to a Qualified Domestic Relations Order
     (QDRO).

[OR]

a.   Each withdrawal of the Free Withdrawal Amount;

b. Withdrawal or surrender due to the Owner's or Annuitant's death, disability, as defined by the Code,

c.   Withdrawal or surrender due to the annuitization of the Contract;

d. Withdrawal or surrender due to separation from service, certified by the employer, if applicable; and (1) the Owner or Annuitant has attained age fifty-five (55), and (2) this Contract has been in force for five complete Contract Years from the effective date of the Contract. This waiver does not apply if separation from service is due to Plan termination, plant shutdown or any other program instituted by the employer which would reduce the work force by more than 20%.

[AND]

If a non-natural person is the Owner of the Contract, the Annuitant will be considered the Owner of the Contract for purposes of this provision.

Free Withdrawal Amount: During a Contract Year, the Owner or Annuitant may withdraw, without incurring a CDSC, [5%] of the [Contract][Fixed Account] Value, where the percentage is based upon the [Contract][Fixed Account] Value at the time of the current withdrawal, to the extent that the sum of the percentages of the [Contract][Fixed Account] Value withdrawn does not exceed this [5%] maximum. The remaining value will be subject to the CDSC.

The Free Withdrawal Amount does not apply to a surrender of this Contract.

Form AR 434-A MFS 02/04

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                                     The Lincoln National Life Insurance Company


                                     /s/ Jon A. Boscia
                                     -------------------------------------------
                                     Jon A. Boscia, President

Form AR 434-A MFS 02/04